United States securities and exchange commission logo





                               March 19, 2021

       David Kaplan
       Chief Executive Officer
       Gin & Luck Inc.
       3756 W. Avenue 40, Suite K #278
       Los Angeles, CA 90065

                                                        Re: Gin & Luck Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 22,
2021
                                                            File No. 024-11463

       Dear Mr. Kaplan:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed February 22, 2021

       Cover Page

   1. Please add disclosure regarding the drag-along right contained in the Voting Agreement that investors in this
offering will be required to sign. Please also disclose the percent of the voting power your
directors, officers and affiliates will control after the offering.
   2. You disclose that "[t]he total number of shares of Common Stock into which the Series B
                                                        Preferred Stock may be
converted will be determined by dividing the original issue price per share of the Series
B Preferred Stock by the conversion price per share of the Series B
                                                        Preferred Stock," and
you refer readers to your "Securities Being Offered" disclosure for additional details.
However, your disclosure on page 37 states "[h]olders of Series A and
                                                        Series B Preferred
Stock have a voluntary right to convert shares into Class A Common
                                                        Stock in accordance
with the Company   s Amended and Restated Certificate of
                                                        Incorporation," and
does not provide additional detail. In an appropriate place in your
 David Kaplan
FirstName
Gin & LuckLastNameDavid Kaplan
            Inc.
Comapany
March      NameGin & Luck Inc.
       19, 2021
March2 19, 2021 Page 2
Page
FirstName LastName
         filing, amend your disclosure to briefly describe the process by which holders can voluntarily convert their Series A and B Preferred Stock into common shares, including the "conversion price per share" of the Series B Preferred Stock. Further, please clarify whether this offering qualifies as an "IPO" that would automatically convert your preferred stock into Class A common stock.
Summary, page 1

3. Please add disclosure commensurate with the disclosure on the cover page of your offering statement discussing the limited voting rights of the Series B Preferred Stock as compared to the common stock, including a discussion of the drag-along right contained in the Voting Agreement and the percent of the voting power your directors, officers and affiliates will control after the offering.
Risk Factors, page 4

4. Please add a risk factor discussing the preemptive rights held by Major Investors under the
         Investors' Rights Agreement and the potential dilutive impact on investors in this offering who do not purchase enough Series B Preferred Stock to qualify as a Major Investor under the agreement.
"A majority of the Company is owned by a small number of owners", page 6

5. Please revise this risk factor to state the percent of the voting power your directors, officers and affiliates will control after the offering, in addition to before the offering.
         Here, or in another risk factor, as applicable, please also include a discussion of the risks related to the limited voting power of the Series B Preferred Stock to be issued in this offering.
"If the company cannot raise sufficient funds . . .", page 6

6. You disclose that "[w]e have applied for and received approval for additional emergency loans from the government." Please amend your disclosure to describe the number and amount of the additional loans, and when you expect to receive funds from these loans.
         Make conforming changes where you discuss your liquidity in Management's Discussion and Analysis of Financial Conditions and Results of Operations.
Plan of Distribution, page 13

7. We note your disclosure that "SI Securities, LLC will receive commissions of 8.5% of the offering proceeds," and "SI Securities, LLC will charge you a non-refundable transaction fee equal to 2% of the amount you invest (up to $300) at the time you subscribe for our securities." Please amend your offering circular cover page to clearly disclose the fees that will be payable to SI Securities, LLC in the transaction, including fees payable by you and fees payable by investors. As a related matter, please confirm that the offering price on the cover page will reflect the offering price per share after accounting for the
 David Kaplan
FirstName
Gin & LuckLastNameDavid Kaplan
            Inc.
Comapany
March      NameGin & Luck Inc.
       19, 2021
March3 19, 2021 Page 3
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FirstName LastName
         transaction fee. Finally, confirm that the commissions and processing fees will be included in the "aggregate purchase price" of your offering, calculated pursuant to the Note to Paragraph (a) in Rule 251 of Regulation A, and when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act. Alternatively, provide a detailed analysis as to why the commission and processing fees should not be included in the aggregate purchase price.
Compensation of Directors and Officers, page 32

8. We note your disclosure in the footnotes to the compensation table that "[o]ther compensation includes the value of the Class A and Class B Common Shares vesting annually for Mr. Day and Ms. Tarby," and your disclosure in footnote 3 to your beneficial ownership table on page 33 that the amount and nature of beneficial ownership "[a]ssumes that all shares are fully vested." You also disclose in Note 5 to your financial statements on page F-12 that "[t]he LLC agreement authorized the Board to grant profits interest units to individuals in exchange for services performed or to be performed for the
         Company," and "[t]he total number of units available for issuance under the plan is
         4,788,202." Finally, you note that the units are subject to a vesting schedule. Please clarify what is meant by "vesting" and "vested" in your footnotes to your compensation and beneficial ownership tables. Please also amend your compensation disclosure to discuss the unit award plan, as it appears that directors and officers are still able to receive units under this plan. In your discussion, please describe any changes to the award plan related to your reorganization from an LLC to a corporation. Make conforming changes to your beneficial ownership table, as applicable.
Securities Being Offered, page 35

9. Please revise this section to include specific discussions of the material terms of the
         Voting Agreement related to the limitations on transfer of your preferred shares, including the requirement that transferees agree to be bound by the terms of the Voting Agreement, and discuss the impact this may have on an investor's ability to sell their shares.
         Furthermore, please disclose the company's right of first refusal for transfers of shares pursuant to section 5.4 of your Bylaws.
Series B Preferred Stock
Information Rights, page 38

10.      We note your disclosure that "[t]he Company also agrees in the
Investors    Rights
         Agreement to grant to certain information rights to Major Investors including: (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the
         Company   s fiscal year), including an unaudited balance sheet as of the end of such fiscal
 David Kaplan
Gin & Luck Inc.
March 19, 2021
Page 4
         quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments." In this regard, it appears there will be periods of time when certain investors will be in possession of material non-public information and will therefore be unable to transfer their securities.
         Therefore, in an appropriate place in your filing, please include a discussion of potential restrictions on transfer and liquidity issues related to this disparity in access to information among investors.
Consolidated Statements of Operations, page F-3

11. Please revise to disclose your basic and diluted earnings per share for each period presented on the face of your statement of operations. Refer to the guidance in ASC 260-
         10-45-2. Also, please revise the notes to the interim and audited financial statements to include the disclosures required by ASC 260-10-50-1, as applicable. Note to Consolidated Financial Statements
8. Segment Information, page F-14

12. The segment income (loss) from operations amounts presented for the six months ended
         June 30, 2020 and June 30, 2019 on page 28 of MD&A and in Note 8 appear to be the net loss before income taxes for the corresponding reporting periods. Please revise your footnote disclosure and the results of operations discussion on page 28 to ensure that the income (loss) from operations amounts are consistent with the amounts reported in your consolidated statements of operations on page F-3.
Exhibits

13. Please file the joint venture agreements relating to your Midnight Auteur project, or tell us why they are not required to be filed.
General
FirstName LastNameDavid Kaplan
Comapany
14.        NameGin
       Please         & Rule
              revise the Luck 255(b)(4)
                               Inc.      legend on the bottom of your website
to provide
       a hyperlink to
March 19, 2021 Page 4 the most recent version of your offering statement. See Rule 255(b)(4)(ii).
FirstName LastName
 David Kaplan
FirstName
Gin & LuckLastNameDavid Kaplan
            Inc.
Comapany
March      NameGin & Luck Inc.
       19, 2021
March5 19, 2021 Page 5
Page
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Suying Li at 202-551-3335 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Jamie Ostrow, Esq.